Securities and Exchange Commission
100 First Street N.E.
Washington DC 20549

January 18, 2007
Attn:	Mr. Jim B. Rosenberg Mr. Jim Atkinson Ms. Kei Ino
Re:	Alpharma Inc. Form 10-K for the Year Ended December 31, 2005 Filed March 16, 2006 File No. 001-08593

Ladies and Gentlemen:

Pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find the company's responses to the comment letter to Mr. Einar W. Sissener of Alpharma Inc. ("Alpharma" or the "Company") dated December 21, 2006 from the staff of the Securities and Exchange Commission (the "Commission") in connection with the Company's above-captioned Annual Report on Form 10-K for the year ended December 31, 2005.

The numbered paragraphs below set forth the SEC staff's comments together with the Company's responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Continuing Operations 2005 vs. 2004

    Staff's Comment: Please explain to us why you did not include a discussion of the material impact that the operations that you discontinued in these reporting periods had on your financial position.

    Response: The Company believes that its disclosures in Items 1 and 7, combined with its consolidated financial statements and notes thereto, provided significant information on the impact the operations that were discontinued had and were expected to have on the Company's financial position.

    The Company discussed the impact on its financial position of the sales of its discontinued operations in both the "Overview" and "Liquidity and Capital Resources" sections of its Management's Discussion and Analysis (MD&A). In the Overview section, it is disclosed that the Company received $810 million in cash in December 2005, for the sale of its Generics Business to Actavis Group hf and that the Company had reached a definitive agreement to sell its ParMed Pharmaceutical, Inc. ("ParMed"), generic telemarketing distribution business for $40.1 million in cash, with a closing expected in the first quarter of 2006. The Overview discussion references Footnote No. 3 of the Consolidated Financial Statements where the results of operations for the three years ended December 31, 2005 and the financial position of the discontinued operations at December 31, 2005 and 2004, are disclosed. In the Liquidity and Capital Resources section of the MD&A, the use of the proceeds from the sale of the Generics Business is discussed, including the repayment of certain debt in 2005 and the intention to use the proceeds from the sale of the Generics Business to pay off all remaining debt outstanding in the aggregate amount of $405.1 million, including call premium and accrued interest, in January 2006. In addition, in Part I, Item 1. Business, of the Form 10-K, a discussion is included of the Company's discontinued operations, the sale of the associated subsidiaries and transfers of assets and liabilities, and the use of proceeds from the sale.

    Overall, the Company believes that its disclosures in its Form 10-K for the year ended December 31, 2005, addressed the impact that the operations that were discontinued had on the Company's financial position and results of operations.

    Critical Accounting Policies

    Revenue Recognition

    Staff's Comment: We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved as follows, please provide us the following disclosure-type format:

      Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

      Disclose the factors that you consider in estimating each accrual such as historical return of products, level of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

      To the extent that information you consider in b.) is quantifiable disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregate by expiration period.

      If applicable, discuss any shipments made as a result of the incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

      A roll forward of the liability for each estimate for each period presented showing the following:

        Beginning balance,

        Current provision related to sales made in the current period,

        Current provision related to sales made in prior periods,

        Actual returns or credits in current period related to sales made in current period

        Actual returns or credits in current period related to sales made in prior periods, and

        Ending balance.

      In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reasons for fluctuations for each type of reduction of gross revenue (i.e., product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these had on your revenues and operations.

Response: The items referenced in this comment related to reductions from revenues, pertain to the Company's Branded Pharmaceuticals business, which has one product sold to a limited number of customers. Branded Pharmaceutical's ("BP") 2005 and 2004 revenues represented approximately 18% and 12% of the Company's total 2005 and 2004 consolidated revenues, respectively. Provisions for these discounts are reflected in the Consolidated Statement of Operations as a reduction of total revenues and amounted to $38.0 million (27% of gross BP revenues) and $19.4 million (24% of gross BP revenues) for the years ended December 31, 2005 and 2004, respectively.

The Company disclosed in its MD&A, the total reserve balances (included in Accounts receivable, net and Accrued expenses) at December 31, 2005 and 2004 related to these reductions from revenues (principally rebates and chargebacks) of $21.0 million and $9.8 million, respectively. The reserve balances related to these provisions included in Accounts receivable, net amounted to $7.5 million and $4.9 million at December 31, 2005 and 2004, respectively, or approximately 0.7% of the Company's total consolidated current assets in both periods. The amounts included in Accrued expenses amounted to $13.5 million and $4.9 million, at December 31, 2005 and 2004, or approximately 2% and 0.5% of the Company's total current liabilities respectively. The Company did not believe these amounts were material to the consolidated financial statements to warrant the disclosures noted above. The Company continually monitors sales incentive activity and the adequacy of procedures used to estimate these deductions from revenues.

The Company's business plans' contemplate future growth in its Branded Pharmaceuticals business. As this business grows and becomes more significant to the Company's consolidated financial results, these balances may become more significant to the Company's financial position, and the Company will, in its future filings, expand its disclosures as requested.

In all of its future filings, the Company's disclosures will be supplemented, as follows:

In the Company's Branded Pharmaceuticals business, sales to certain customers require that the business remit discounts to either customers or governmental authorities in the form of rebates, discounts, promotional allowances, and other managed-care allowances. In addition, sales are generally made with limited right of return under certain circumstances.

Provisions for these discounts are reflected in the Consolidated Statement of Operations as a reduction of total revenues and amounted to $38.0 million and $19.4 million for the years ended December 31, 2005 and 2004, respectively. Accruals related to these provisions are reflected on the balance sheet and classified as either a direct reduction of accounts receivable or, to the extent that amounts are due to entities other than customers, as accrued expenses. The reserve balances related to these provisions included in Accounts receivable, net amounted to $7.5 million and $4.9 million at December 31, 2005 and 2004, respectively. The amounts included in Accrued expenses amounted to $13.5 million and $4.9 million, at December 31, 2005 and 2004, respectively. The most significant of these reserves relates to Medicaid accruals that are recorded as accrued expenses and estimated based upon experience within each state and information obtained from wholesalers regarding inventory levels. In the case of Medicaid accruals and all other reserves for discounts, the Company continually monitors the adequacy of procedures used to estimate these deductions from revenue by comparison of estimated amounts to actual experience.

Employee Benefit Plans

3. Staff's Comment: In a disclosure-type format, please elaborate your current disclosure by identifying and describing the significant assumptions used in deriving your estimates. In addition, to the extent material, qualitatively and quantitatively discuss the financial impact a change in these assumptions have had in the past and the impact that the reasonably likely changes in these assumptions will have in the future. Furthermore, please clarify the type of modifications that is generally recorded and amortized over future periods.

Response: The Company disclosed in tabular format in Note 13 to its consolidated financial statements the major assumptions used to determine its U.S. pension and postretirement plan obligations and costs and its international pension plan obligations and costs. The Company uses several sources of information in determining the most appropriate assumptions for its employee benefit plans, including external consultants and specialists who are familiar with both the Company's operations as well as industry standards and economic and demographic trends for both the U.S. and international operations. In 2005, the Company did not change any significant assumptions for its international pension plans and its annual U.S. postretirement benefit plan costs are not significant; amounting to $362,000 in 2005. Net periodic benefits costs for the Company's U.S. pension plans amounted to $4.7 million for the year ended December 31, 2005. Certain assumptions for the U.S. pension plans were changed in 2005; including lowering the discount rate by 25 basis points, lowering of the expected return on plan assets by 75 basis points, increasing the assumed rate of compensation increase by 25 basis points. The net impact of the changes in actuarial assumptions on net periodic benefit costs for 2005 was less than $1 million, and not considered significant to the Company's 2005 results of operations or to the projected benefit obligation for the U.S. pension plans at December 31, 2005. Changes in actuarial assumptions which are based on estimated changes in current economic conditions and demographic trends are amortized over future periods.

In its future filings, the Company will expand its Item 7, MD&A disclosures to include certain additional information included in its Notes to consolidated financial statements about significant financial assumptions used in deriving its pension and postretirement obligations and costs and the estimated effects of changes in those assumptions.

Consolidated Financial Statements

9. Goodwill and Intangible Assets

 4. Staff's Comment: Please explain to us why you failed to include the goodwill associated with your discontinued operations in this note. We note that you incurred a significant write-down associated with the goodwill of these operations in 2004, but there is very limited discussion of this fact. We also note that in the periods preceding this write-down in the fourth quarter of 2004, there was very little discussion of the fact that this goodwill might be impaired. Please explain to us why you apparently did not include disclosure related to these points.

Response: In its 2004 Form 10-K, the Company provided an extensive discussion as to its rationale for writing down its goodwill for its U.S. Generics business, which was sold in December 2005. The Company did not repeat this disclosure in its 2005 financial statements, since the U.S. Generics Business was sold and being reported in Discontinued Operations for all periods presented.

The Company continually evaluates the carrying value of its goodwill under the provisions of SFAS 142 and performed a step one fair value analysis as of January 1, 2004 that did not indicate an impairment of any reporting units or need for further step two impairment testing. During the fourth quarter of 2004, a number of factors emerged which negatively impacted the estimated future cash flows of the U.S. Generics business. The most significant of these factors included recent experience with new product launches for which pricing was significantly below previous expectations, reflecting increasing competition, including authorized generics. As a result, during the fourth quarter of 2004, the estimates for contributions from new product launches and the business were adjusted downward, resulting in declines in projected cash flows and indications of an impairment of the U.S. Generics goodwill. Based upon SFAS 142 Step two valuation work performed by an independent valuation firm, the Company estimated and recorded a goodwill impairment loss of $260 million in the fourth quarter of 2004, the period in which the diminution in expected future cash flows was determined to have occurred.

As noted above, with respect to the Company's 2005 financial statements, the Notes to the consolidated financial statements in the Company's Form 10-K for the year ended December 31, 2005 were, except for Note 3 "Discontinued Operations & Other Activities", prepared on a continuing operations basis. As such, the goodwill and prior period impairments associated with discontinued operations were not specifically disclosed.

In its future filings, the Company will supplement its disclosures in Note 3 "Discontinued Operations & Other Activities", to discuss the impact of the goodwill impairment charge on the results of operations and financial position of the discontinued operations.

12. Income Taxes

 5. Staff's Comment: Please provide to us in disclosure-type format a more detailed discussion of the facts and circumstances that led you to determine that it was more likely than not that you would not utilize your deferred tax assets during the year ended December 31, 2004 only to reevaluate and reverse the decision the next year. Include the specific indications in both periods and what changed between periods to lead you to this decision.

Response: The Company evaluates deferred tax assets quarterly to assess the likelihood of realization, which is ultimately dependent upon generating future taxable income prior to the expiration of net operating loss (NOL) carryforwards. In the fourth quarter of 2004, the Company provided a full valuation allowance against certain U.S. deferred tax assets. In its assessment, the Company considered such factors as current and previous U.S. operating losses which were given substantially more weight than the outlook for future profitability. The full valuation allowance on the U.S. deferred tax assets was determined to be appropriate at December 31, 2004 due to continuing negative evidence from cumulative U.S. losses, a negative outlook and uncertain future results in the U.S. Generics business, a projected consolidated U.S. loss in 2005, and a change in and lack of available tax planning strategies. As a result, the Company no longer considered it "more likely than not" that these net U.S. deferred tax assets would be realized in the future and therefore, a full valuation allowance was recorded at December 31, 2004.

The Company's MD&A and the Notes to the Consolidated Financial Statements in its Form 10-K for the year-ended December 31, 2004 included disclosure that should it be determined in the future that it is "more likely than not" that these deferred tax assets will be realized, the valuation allowance would be removed against some or all of the deferred tax assets.

The reversal of the U.S. deferred tax asset valuation allowance was triggered, in the fourth quarter of 2005, principally by the sale in December, of the Global Generics Business, including the U.S. Generics business. It should be noted that the sale of the Generics Business had not been considered a viable tax planning strategy in 2004, because of the uncertainty surrounding its salability and ultimate market value. As a result of the sale of the Global Generics business and the cash flows generated from operations in 2005, the company was able to repay all of its debt and thereby eliminate the significant interest expense incurred in the U.S, which had been a major contributor to historical U.S. losses. In addition to the sale of Global Generics in December 2005, the Company was in the process of selling its ParMed generic telemarketing distribution business and, based on preliminary estimates, expected this transaction to generate a gain of approximately $20-25 million for which the Company could use some of its NOLs. Furthermore, the remaining continuing U.S. businesses were expected to continue their historical profitable operating performance. The combination of these factors provided strong positive evidence about the Company's ability to generate taxable income sufficient to utilize available U.S. NOL's.

Based upon the above analysis, the Company concluded that it was "more likely than not" that the U.S. deferred tax assets would be realized, and reversed the related valuation allowance in the fourth quarter of 2005.

Acknowledgment:

In connection with the above response, we acknowledge that:

    The Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K filing;

    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We trust the above response has adequately addressed your questions. If you have any questions relating to any of the foregoing, please contact the undersigned at (201) 228-2068, Jack Konzelmann, VP Controller and Principal Accounting Officer at (201) 228- 5026, or Marie Amerasinghe, VP Commercial Law at (201) 228-2023.

Sincerely,

/s/ Jeffrey S. Campbell
Jeffrey S. Campbell
Vice President Finance &
Interim Chief Financial Officer